Exhibit 4.02

STRATUS MEDIA GROUP, INC.

OPTION TO PURCHASE COMMON STOCK

To Purchase Shares of Common Stock of ProElite, Inc.

Date of Issuance: January 25, 2012

THIS CERTIFIES THAT, for value received, Isaac Blech or his permitted registered assigns (the “Holder”), is entitled to subscribe for and purchase at the Exercise Price (defined below) from Stratus Media Group, Inc., a Nevada corporation (the “Company”), up to the Total Exercisable Number of Shares (as defined below) of the common stock of the ProElite, Inc., a New Jersey corporation (“PEI”), par value $.0001 per share (the “Common Stock”).  This option (“Option”) is being issued as consideration for Holder making a loan to the Company in the principal amount of One Million Dollars ($1,000,000), memorialized in that Promissory Note of even date herewith given by the Company to the Holder (the “Promissory Note”).  As of the date of this Option, the Company owns shares of PEI Series A Preferred Stock (the “Preferred Stock”), which is convertible into shares of Common Stock (the “Conversion Shares”).  This Option pertains to the Conversion Shares issuable upon conversion of the Preferred Stock.

1.   Definitions.  As used herein, the following terms have the following respective meanings:

(A)    “Exercise Period” means the period commencing on the date hereof and ending on the fifth (5th) anniversary of the date hereof, unless sooner terminated as provided below.

(B)    “Exercise Price” means $0.05 per Exercise Share, subject to adjustment pursuant to Section 4 below.

(C)    “Exercise Shares” means the shares of Common Stock deliverable upon any exercise of this Option.

(D)    “Eligible Market” means any of the New York Stock Exchange, the American Stock Exchange, The NASDAQ Global Market, the NASDAQ Global Select Market or The NASDAQ Capital Market.

(E)    “Fundamental Transaction” means that PEI shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of PEI to another Person, or (iii) allow another Person to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than the 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify its Common Stock.

(F)    “Initial Exercisable Number of Shares” means 82,784,000 shares of Common Stock.

(G)    “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

(H)    “Total Exercisable Number of Shares” means the Initial Exercisable Number of Shares, provided, however, that if the entire amount due and owing under the Promissory Note is not paid in full by the Maturity (as defined therein), the “Total Exercisable Number of Shares” shall increase by 41,392,000 additional shares of Common Stock, and shall increase again by 41,392,000 additional shares of Common Stock every successive thirty (30) days thereafter until the entire amount due and owing under the Promissory Note is paid in full.

(I)    “Trading Day” means (a) any day on which the Common Stock is listed or quoted and traded on any Eligible Market, (b) if the Common Stock is not then listed or quoted and traded on any Eligible Market, then a day on which trading occurs on the OTC Bulletin Board (or any successor thereto), or (c) if trading does not occur on the OTC Bulletin Board (or any successor thereto), any business day.

(J)    “Trading Market” means any Eligible Market, or any national securities exchange, market or trading or quotation facility on which the Common Stock is then listed or quoted.

2.   Representations and Warranties.  The Company hereby represents and warrants to Holder that the Initial Exercisable Number of Shares subject to this Option constitutes no less than 4.99 percent of the outstanding equity of PEI as of the date hereof.

3.   Exercise of Option.  The rights represented by this Option may be exercised in whole or in part at any time during the Exercise Period, by delivery of the following to the Company at its address set forth on the signature page hereto (or at such other address as it may designate by notice in writing to the Holder):

(A)   an executed Notice of Exercise in the form attached hereto; and

(B)    payment of the Exercise Price either (i) in cash or by wire transfer of immediately available funds or (ii) pursuant to Section 3.1 below.

Execution and delivery of the Notice of Exercise shall have the same effect as cancellation of the original Option and issuance of a new Option evidencing the right to purchase the remaining number of Exercise Shares, if any.

The Company shall arrange for certificates for shares purchased hereunder to be transmitted by the transfer agent of PEI to the Holder by crediting the account of the Holder’s prime broker with the Depository Trust Company through its Deposit Withdrawal Agent Commission system if PEI is a participant in such system, and otherwise by physical delivery to the address specified by the Holder in the Notice of Exercise, within three (3) business days from the delivery to the Company of the Notice of Exercise and payment of the aggregate Exercise Price as set forth above.  This Option shall be deemed to have been exercised on the date the Exercise Price is received by the Company.

The person in whose name any certificate or certificates for Exercise Shares are to be delivered upon exercise of this Option shall be deemed to have become the holder of record of such shares on the date on which payment of the Exercise Price was made, irrespective of the date of delivery of such certificate or certificates, except that, if the date of such payment is a date when the stock transfer books of PEI are closed, such person shall be deemed to have become the holder of such shares at the open of business on the next succeeding date on which the stock transfer books are open.

Subject to the final sentence of this paragraph and to the extent permitted by law, the Company’s obligations to deliver Exercise Shares in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any person or entity or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other person or entity of any obligation to the Company or any violation or alleged violation of law by the Holder or any other person or entity, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the transfer of Exercise Shares.  The Holder shall, subject to the following proviso, have the right to pursue any remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Exercise Shares upon exercise of this Option as required pursuant to the terms hereof.

3.1   Net Share Exercise.  If during the Exercise Period (i) the Fair Market Value (as defined below) of one share of the Common Stock is greater than the Exercise Price (at the date of calculation as set forth below), and (ii) the Exercise Shares are not registered for resale pursuant to an effective registration statement, in lieu of exercising this Option by payment of cash or by wire transfer of immediately available funds, the Holder may, at his own discretion, effect a “net share exercise” of this Option, in which event, if so effected, the Holder shall receive Exercise Shares equal to the value (as determined below) of this Option (or the portion thereof being canceled) by delivering the properly endorsed Notice of Exercise to the principal office of the Company in which event the Company shall deliver to the Holder a number of shares of Common Stock computed using the following formula:
X = Y(A-B)
     A

Where     X   =     the number of Exercise Shares to be delivered to the Holder

Y   =     the number of Exercise Shares with respect to which this Option is being exercised

A   =     the Fair Market Value (as defined below) of one share of the Company’s Common Stock (at the date of such calculation)

B   =     the Exercise Price (as adjusted to the date of such calculation)

For purposes of this Option, the “Fair Market Value” of one share of Common Stock means (i) the average of the closing sales prices for the shares of Common Stock on an Eligible Market where the Common Stock is listed or traded as reported by Bloomberg Financial Markets (or a comparable reporting service of national reputation selected by the Company and reasonably acceptable to the Holder if Bloomberg Financial Markets is not then reporting sales prices of such security) (collectively, “Bloomberg”) for the ten (10) consecutive trading days immediately before the Exercise Date, or (ii) if an Eligible Market is not the principal Trading Market for the shares of Common Stock, the average of the reported sales prices reported by Bloomberg on the principal Trading Market for the Common Stock during the same period, or, if there is no sales price for such period, the last sales price reported by Bloomberg for such period, or (iii) if neither of the foregoing applies, the last sales price of such security in the over-the-counter market on the pink sheets or bulletin board for such security as reported by Bloomberg, or if no sales price is so reported for such security, the last bid price of such security as reported by Bloomberg, or (iv) if “Fair Market Value” cannot be calculated as of such date on any of the foregoing bases, the “Fair Market Value” shall be as mutually determined by the Board of Directors of the Company and the Holder in the exercise of their respective good faith judgment.

3.2   Issuance of New Options.  Upon any partial exercise of this Option, the Company, at its expense, will forthwith and, in any event within five (5) business days, issue and deliver to the Holder a new Option or Options of like tenor, registered in the name of the Holder, exercisable, in the aggregate, for the balance of the number of shares of Common Stock remaining available for purchase under this Option.

3.3   Payment of Taxes and Expenses.  The Company shall pay any recording, filing, stamp or similar tax which may be payable in respect of any transfer involved in the issuance of, and the preparation and delivery of certificates (if applicable) representing, (i) any Exercise Shares purchased upon exercise of this Option and/or (ii) new or replacement Options in the Holder’s name or the name of any transferee of all or any portion of this Option; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance, delivery or registration of any certificates for Exercise Shares or Options in a name other than that of the Holder.  The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Option or receiving Exercise Shares upon exercise hereof.

3.4   Certain Conversion Limits.  Holder shall not have the right to exercise this Option to the extent that after giving effect to such exercise, Holder (together with any affiliate of Holder and any other Person acting as a group together with Holder or any affiliate of Holder) would beneficially own in excess of 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the delivery of shares of Common Stock deliverable upon exercise of the Option.  The provisions of this section may be waived by Holder upon not less than 61 days prior notice to the Company.

4.   Adjustment of Exercise Price and Shares.  The Exercise Price and number of Exercise Shares deliverable upon exercise of this Option shall be adjusted from time to time as follows:

4.1   Adjustment upon Subdivision or Combination of Common Stock.  If PEI at any time on or after the date hereof subdivides (by any stock split, reverse stock split, stock dividend, recapitalization, reorganization, scheme, arrangement or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately before such subdivision will be proportionately reduced and the number of Exercise Shares will be proportionately increased.  If PEI at any time on or after the date hereof combines (by any stock split, reverse stock split, stock dividend, recapitalization, reorganization, scheme, arrangement or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect immediately before such combination will be proportionately increased and the number of Exercise Shares will be proportionately decreased.  Any adjustment under this Section 4.1 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.2   Calculation of Number of Exercise Shares.  The number of Exercise Shares hereunder assumes and is based on the conversion by the Company of the Preferred Stock and the receipt of the Conversion Shares.

5.   Rights Upon Distribution of Assets.  If PEI shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Option, then, in each such case:

(A)    any Exercise Price in effect immediately before the close of business on the record date fixed for the determination of holders of shares of Common Stock entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Exercise Price by a fraction of which (i) the numerator shall be the closing bid price of the shares of Common Stock on the Trading Day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company’s Board of Directors) applicable to one share of Common Stock, and (ii) the denominator shall be the closing bid price of the shares of Common Stock on the Trading Day immediately preceding such record date; and

(B)    the number of Exercise Shares shall be increased to a number of shares equal to the number of shares of Common Stock obtainable immediately before the close of business on the record date fixed for the determination of holders of shares of Common Stock entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding paragraph (A); provided that in the event that the Distribution is of shares of Common Stock (or common stock) (“Other Shares of Common Stock”) of a company whose common shares are traded on a national securities exchange or a national automated quotation system, then the Holder may elect to receive a Option to purchase Other Shares of Common Stock in lieu of an adjustment in the number of Exercise Shares, the terms of which shall be identical to those of this Option, except that such Option shall be exercisable into the number of shares of Other Shares of Common Stock that would have been payable to the Holder pursuant to the Distribution had the Holder exercised this Option immediately before such record date and with an aggregate exercise price equal to the product of the amount by which the exercise price of this Option was decreased with respect to the Distribution pursuant to the terms of the immediately preceding paragraph (A) and the number of Exercise Shares calculated in accordance with the first part of this paragraph (B).

6.   Purchase Rights; Fundamental Transactions.  The Company shall ensure that the Holder shall have the benefit of and the Exercise Shares shall be subject to and have the benefit of the following provisions:

6.1   Purchase Rights.  In addition to any adjustments pursuant to Section 4 above, if at any time PEI grants, issues or sells any options, convertible securities or rights to purchase stock, Options, securities or other property pro rata to the record holders of any class of shares of Common Stock (the “Purchase Rights”), then the Company shall ensure that the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Option (without regard to any limitations on the exercise of this Option) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

6.2   Fundamental Transactions.  The Company shall ensure that in the case of a Fundamental Transaction that this Option shall be exchangeable for a security of the successor entity with an adjusted exercise price equal to the value of the shares of Common Stock reflected by the terms of such Fundamental Transaction, and exercisable for a corresponding number of shares of capital stock equivalent to the shares of Common Stock acquirable and receivable upon exercise of this Option (without regard to any limitations on the exercise of this Option) before such Fundamental Transaction.  In addition to and not in substitution for any other rights hereunder, before the consummation of any Fundamental Transaction pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a “Corporate Event”), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon an exercise of this Option at any time after the consummation of the Fundamental Transaction but before the end of the Exercise Period, in lieu of the shares of the Common Stock (or other securities, cash, assets or other property) purchasable upon the exercise of the Option before such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including Options or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had the Option been exercised immediately before such Fundamental Transaction.  If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Company shall ensure that the Holder shall be given the same choice as to the consideration it receives upon any exercise of this Option following such Fundamental Transaction.  The provisions of this Section 5.2 shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied without regard to any limitations on the exercise of this Option.  Notwithstanding the foregoing, in the event of a Fundamental Transaction, at the request of the Holder delivered before the fifteenth (15th)day after consummation of such Fundamental Transaction, the Company (or the successor entity) shall purchase this Option from the Holder by paying to the Holder, within five (5) business days after such request (or, if later, within two (2) business days after the effective date of the Fundamental Transaction), cash in an amount equal to the Black Scholes Value of the remaining unexercised portion of this Option on the date of such Fundamental Transaction.

7.   Noncircumvention.  The Company hereby covenants and agrees that the Company will not, by amendment of its articles of incorporation, bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Option, and will at all times in good faith carry out all the provisions of this Option.  Without limiting the generality of the foregoing, the Company shall not permit PEI to increase the par value of any shares of Common Stock receivable upon the exercise of this Option above the Exercise Price then in effect, and shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally transfer to Holder fully-paid and nonassessable shares of Common Stock upon the exercise of this Option.

8.   Fractional Shares.  No fractional shares shall be delivered upon the exercise of this Option as a consequence of any adjustment pursuant hereto.  All Exercise Shares (including fractions) issuable upon exercise of this Option may be aggregated for purposes of determining whether the exercise would result in the issuance of any fractional share.  If, after aggregation, the exercise would result in the issuance of a fractional share, the number of Exercise Shares to be delivered will be rounded down to the nearest whole share.

9.   No Stockholder Rights.  Other than as provided herein, this Option in and of itself shall not entitle the Holder to any voting rights or other rights as a stockholder of PEI.

10.   Transfer of Option.  Subject to applicable laws, this Option and all rights hereunder are transferable, by the Holder in person or by duly authorized attorney, upon delivery of this Option and the form of assignment attached hereto to any transferee designated by Holder.  The transferee shall sign an investment letter in form and substance reasonably satisfactory to the Company and its counsel.  Any purported transfer of all or any portion of this Option in violation of the provisions of this Option shall be null and void.

11.   Lost, Stolen, Mutilated or Destroyed Option.  If this Option is lost, stolen, mutilated or destroyed, the Company may, on such terms as to indemnity or otherwise as it may reasonably impose (which shall, in the case of a mutilated Option, include the surrender thereof), issue a new Option of like denomination and tenor as this Option so lost, stolen, mutilated or destroyed.  Any such new Option shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed Option shall be at any time enforceable by anyone.

12.   Notices, etc.  All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed facsimile to the facsimile number specified in writing by the recipient if sent during normal business hours of the recipient on a Trading Day, if not, then on the next Trading Day, (c) the next Trading Day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt, and (d) when sent by electronic mail to the electronic mail address specified in writing by the recipient if sent during normal business hours of the recipient on a Trading Day, if not, then on the next Trading Day.  All communications shall be sent to the Company at the address (or electronic mail address) listed on the signature page hereto and to Holder at the applicable address (or electronic mail address) or at such other address (or electronic mail address) as the Company or Holder may designate by ten days advance written notice to the other parties hereto.

13.   Successors and Assigns; No Third Party Beneficiaries.  This Option shall be binding on and inure to the benefit of the parties hereto and their respective successors and assigns.  Subject to the foregoing, nothing in this Option shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action hereunder.

14.   Acceptance.  Receipt of this Option by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

15.   Governing Law.  This Option and all rights, obligations and liabilities hereunder shall be governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to the principles of conflicts of law that would require the application of the laws of any other jurisdiction.  The parties hereby consent to the jurisdiction of the federal and state courts that are located in New York County, New York, for purposes of any action that is brought in connection with this Option.   THE COMPANY HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY, UNCONDITIONALLY AND IRREVOCABLY WAIVES TRIAL BY JURY IN ANY ACTION, SUIT, COUNTERCLAIM OR CROSS CLAIM ARISING OUT OF OR IN CONNECTION WITH THIS OPTION.

16.   Amendment or Waiver.  This Option may be amended only in writing signed by the Company and the Holder or their respective, permitted successors or assigns.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Company has caused this Option to be executed by its duly authorized officer as of the date first written above.

STRATUS MEDIA GROUP, INC.

By:
Name
Title

3 E. De La Guerra Street Santa Barbara, California 93101

NOTICE OF EXERCISE

TO:  STRATUS MEDIA GROUP, INC.

The undersigned hereby elects to purchase [_____] shares of the common stock, par value $0.001 (the “Common Stock”), of ProElite, Inc., a New Jersey corporation (“PEI”), pursuant to the terms of the attached Option, and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

Please issue the certificate for shares of Common Stock in the name of:

(Print or Type Name)

 (Social Security or other Identifying Number)

 (Street Address)

 (City, State, Zip Code)

(3)    If such number of shares shall not be all the shares purchasable upon the exercise of the Options evidenced by this Option, a new Option certificate for the balance of such Options remaining unexercised shall be registered in the name of and delivered to:

Please insert social security or other identifying number: ____________________________________________________

 (Please print name and address)

Dated: _________________________	_______________________________________ (Signature) _______________________________________ (Print Name)

ASSIGNMENT FORM

(To assign the foregoing Option, execute this form and supply the required information.

Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Option and all rights evidenced thereby are hereby assigned to:

Name:	_______________________________________ (Please Print)
Address:	_______________________________________ (Please Print)
Dated:	_______________________________________

Holder’s Signature:	_______________________________________

Holder’s Address:	_______________________________________ (Please Print) _______________________________________

NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Option, without alteration or enlargement or any change whatever.  Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Option.